EXHIBIT 99.29

Emerald Health Therapeutics Commends Government of Ontario for Expanding Retail Cannabis Store Licences in Canada’s Largest Province

Emerald to expand product selection and sales potential in Ontario adult-use market

VANCOUVER, British Columbia, July 03, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald” or “the Company”) (TSXV: EMH; OTCQX: EMHTF) commends the Government of Ontario for its newly announced plans to expand the province’s brick-and-mortar retail sales network for adult-use cannabis. Emerald believes that this initiative will position the industry and the Company for significant sales growth in Canada’s largest province.

“After the first 25 stores began to open in Ontario, the industry saw overall sales of cannabis basically double,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “Adult-use consumers are showing a preference for going into a physical location where they can interact with educated, savvy budtenders1 and we anticipate that the further expansion of physical stores in Ontario and Canada will strongly serve the growth of legal cannabis sales.”

In conjunction with Ontario’s retail expansion and in response to the Ontario Cannabis Store’s (OCS) most recent product call, Emerald has submitted its high-THC Island Honey, Critical Kali Mist and White Rhino premium strains of dried flower as well as its whole flower high-CBD Sync 25 oil. These Emerald products would further diversify Ontario shoppers’ available product choices.

“I am proud of the new strains and oils we’re planning to offer in Ontario,” said Traviss Graham, Vice President, Production and Emerald’s Master Grower. “We have put a lot of time, effort and care into making sure that these differentiated new strains and oils will stand out in the marketplace as some of the very best available.”

In Quebec, Prince Edward Island, Alberta, Nova Scotia and New Brunswick, the majority of cannabis sales are primarily through retail stores as opposed to online sales. Currently there are approximately 300 legal cannabis stores in Canada. According to AltaCorp, based on analysis from Colorado, Ontario would require an additional 1,400 physical stores and the rest of Canada would need to add 2,000 legal locations in order to meet market demand.2

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include construction and licensing of facilities; market demand; production and processing capacity of various facilities; expansion of facilities; receipt of municipal permits and regulatory approvals; sale of products; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; construction costs; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.

1 https://globalnews.ca/news/5424432/ontario-cannabis-sales-stores-open/

2 https://www.theglobeandmail.com/cannabis/article-mapping-canadas-cannabis-stores-from-dense-supply-to-zero-footprint/